Exhibit 99.94

DIGIHOST ANNOUNCES CHANGE OF AUDITOR

ENGAGES INTERNATIONAL AUDIT FIRM RAYMOND CHABOT GRANT THORNTON LLP

Toronto, ON – April 14, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) announces that it has changed its auditor from Clearhouse LLP (“Former Auditor”) to Raymond Chabot Grant Thornton LLP (“Successor Auditor”). In accordance with the change, the Former Auditor resigned as the auditor of the Company effective April 12, 2021, and the board of directors of the Company appointed the Successor Auditor as the Company’s auditor effective April 12, 2021, until the next Annual General Meeting of the Company.

“We would like to thank Clearhouse LLP for their guidance and expertise from the time of our going public transaction and over the past year. We are pleased to announce that Raymond Chabot Grant Thornton will be an important partner in the evolution of Digihost as we embark upon the next stages of our Company’s ambitious growth plans,” stated Michel Amar, the Company’s CEO.

There were no reservations or modified opinions in the Former Auditor’s audit reports for the Company. There are no “reportable events” (as the term is defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)) between the Company and the Former Auditor. In accordance with NI 51-102, the notice of change of auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the board of directors of the Company and filed on SEDAR.

Michel Amar also stated: “I would like Digihost to have broader access to U.S. capital markets as well as larger U.S. equity exchanges. As such, it is important that institutional investors and regulators have confidence in the integrity and transparency of the Company’s financial reporting and disclosures. We believe the engagement of an international audit firm of the stature of Raymond Chabot Grant Thornton is the right decision for the Company at this time as we move towards achieving the next milestones in the strategic growth of Digihost.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 190PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations including as a result of acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.